April 27, 2009

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: GuideStone Funds: Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Aggressive Allocation Fund, Conservative Allocation Fund I, Balanced Allocation Fund I, Growth Allocation Fund I, Aggressive Allocation Fund I, Money Market Fund, Low-Duration Bond Fund, Medium-Duration Bond Fund, Extended-Duration Bond Fund, Global Bond Fund, Equity Index Fund, Real Estate Securities Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, MyDestination 2005 Fund, MyDestination 2015 Fund, MyDestination 2025 Fund; MyDestination 2035 Fund; MyDestination 2045 Fund.

Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the above-named series of GuideStone Funds, a Delaware statutory trust (the “Trust”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(b) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment includes a conformed signed signature page, the manually signed original of which is maintained at the office of the Trust.

The Trust is filing the Post-Effective Amendment to update certain information contained in the Registrant’s previous amendment to its registration statement relating to the Funds (Post-Effective Amendment No. 21), and to make other non-material changes to the prospectus and statement of additional information of the Registrant. The Post-Effective Amendment will become effective on May 1, 2009 in accordance with Rule 485(b) under the 1933 Act.

Division of Investment Management

April 27, 2009

Please contact Fatima Sulaiman at (202) 778-9223 with any questions or comments you may have on this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Fatima Sulaiman
Fatima Sulaiman